Filed pursuant to Rule 424(b)(3)
File No. 333-216037

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated June 13, 2018

to

Prospectus dated May 2, 2018

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated May 2, 2018 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 37 of the Prospectus before you decide to invest in shares of our common stock.

Investment Activity

On June 11, 2018, we, through a wholly-owned subsidiary, closed three separate floating-rate senior loans (the “Wynwood Loans”) totaling $29.75 million. Each Wynwood Loan is secured by a boutique retail property located in the Wynwood neighborhood of Miami, Florida. The Wynwood Loans bear interest at floating rates ranging from 4.00% to 4.50% over the one-month London Interbank Offered Rate. Each of the Wynwood Loans has an initial 36-month term with two, 12-month extension options subject to satisfaction of certain performance tests and the payment of an extension fee.

Financing Facility Amendment

The following supplements and amends (i) the section of the Prospectus entitled “Prospectus Summary—GS-1 Facility” by adding the following after the second sentence therein and (ii) the section of the Prospectus entitled “Investment Objectives and Strategies—Financing Strategy and Financial Risk Management” by adding the following after the third sentence of the six paragraph therein:

On June 6, 2018, FS CREIT Finance GS-1 LLC and Goldman Sachs amended the GS-1 Repurchase Agreement to increase the maximum amount of financing available under the GS-1 Facility from $100 million to $130 million.

Management

On June 7, 2018, William Goebel resigned from his position as our chief financial officer. Mr. Goebel’s resignation was not due to any disagreement with us on any matter relating to our operations, policies or practices. In connection with Mr. Goebel’s resignation, our board of directors appointed Edward T. Gallivan, Jr. as our chief financial officer, effective June 7, 2018.

This supplement supplements and amends the section of the Prospectus entitled “Management—Board of Directors and Executive Officers” to remove all references to Mr. Goebel, identify Mr. Gallivan as our chief financial officer and include Mr. Gallivan’s biography below:

Edward T. Gallivan, Jr. (56) has served as our chief financial officer since June 2018. Mr. Gallivan has also served as the chief financial officer of FS Credit Income Fund since September 2017, FS Energy Total Return Fund since February 2017 and FS Energy and Power Fund since November 2012. Prior to joining FS Investments in 2012, Mr. Gallivan was a director at BlackRock, Inc. from 2005 to October 2012, where he was head of financial reporting for over 350 mutual funds. From 1988 to 2005, Mr. Gallivan worked at State Street Research & Management Company, where he served as the assistant treasurer of mutual funds. Mr. Gallivan began his career as an auditor at the global accounting firm, PricewaterhouseCoopers LLP, where he practiced as a certified public accountant. Mr. Gallivan received his B.S. in Business Administration (Accounting) degree at Stonehill College in Massachusetts.